Exhibit 99.3

Document of Baofeng County Science and Technology Bureau

Document No.: Baoke 2015 No.1

Reply to Technology Demonstration and Promotion of

Underground Coal Gasification Program

Baofeng Hongchang Coal Co., Ltd.,

We have received your “Application for Technology Demonstration and Promotion of Underground Coal Gasification Program (UCG)”. Based on our research, we approved the UCG program to be a Scientific and Technology Demonstration and Promotion project. Please conduct the demonstration and promotion plan according to your Feasible Report, and organize the project construction and other related work to ensure the completion of all technical requirements.

Baofeng County Science and Technology Bureau

January 29, 2015